Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Allied Esports Entertainment, Inc. (“AESE”) on Form S-3 (File No. 333-233856), and in the Registration Statements of AESE on Form S-1 (File Nos. 333-220516 and 333-220815) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 16, 2020 (except as to Note 3, Net Loss Per Common Share, which is as of March 17, 2020), with respect to our audits of the consolidated financial statements of as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, which report is included in this Annual Report on Form 10-K/A of Allied Esports Entertainment, Inc. for the year ended December 31, 2019.

/s/ Marcum llp

Marcum llp

Melville, NY

March 17, 2020